N-SAR 77D

WELLS FARGO FUNDS TRUST

C&B Mid Cap Value Fund

o   Security Type Description Revised:
    Current: We invest principally in
    mid-capitalization securities, which we define as securities of companies with market capitalizations within the range of companies comprising the Russell Midcap(R)
    Value Index.
    Revised: We invest principally in equity securities of mid-capitalization companies, which we define as companies with market capitalizations ranging from $500 million to $10 billion.
o Security Type Restriction Added: Up to 15% of total assets in foreign securities through ADRs and similar investments

Small/Mid Cap Value Fund

o   Security Type Description Revised:
    Current: We define small- and
    medium-capitalization companies as those with market capitalizations equal to or lower than the company with the largest market capitalization in the Russell Midcap(R) Index, at the time of purchase.
    Revised: We invest principally in equity securities of small-and medium capitalization companies, which we define as companies with market capitalizations within the range of the Russell 2500 Index.

Opportunity Fund

o Security Type Description Revised: From "up to 25% of total assets in foreign securities" to "up to 25% of the Fund's total assets in equity securities of foreign issuers, including ADRs and similar investments.
o Security Type Description Added: We invest in equity securities of medium-capitalization companies, which we define as those within the range of market capitalizations of companies in the Russell Midcap(R) Index. The range of the Russell Midcap Index was $xx million to $xx billion respectively, as of September 30, 2006, and is expected to change frequently.